

October 25, 2013

Via E-mail
Daniel Bates
Chief Executive Officer
Windaus Global Energy, Inc.
819 Buckeye Street
North Vernon, Indiana 47265

> **Re:** **Windaus Global Energy, Inc. (f/k/a Blue Star Entertainment Technologies,**
> **Inc.).**
> **Amendment No. 3 to Form 8-K**
> **Filed October 2, 2013**
> **File No.  000-54360**

Dear Mr. Bates:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets

General

1.    We have considered your response to comments 5 and 22 in our letter dated September 16, 2013 and reissue both comments in part.  Please discuss more specifically, as previously requested, the services provided by Caro Capital and quantify the "nominal price" issuance of shares in connection with such arrangement.  Explain how you determined the consideration.  We may have further comments based on your response.

<u>Business of Windstream</u>

<u>Overview, page 6</u>

2.      We note your response to comment 6 in our letter dated September 16, 2013; however, your targeted sector remains unclear from your response.  Please explain what you mean by "average city" setting.

<u>Pricing, page 8</u>

3.      Please further revise to discuss any planned adjustments which may result in additional tooling for your product lines.

<u>Suppliers/Manufacturers, page 9</u>

4.      We note your disclosure on page 9 that you have no long term contracts with any manufacturer, and believe that the loss of any manufacturer would not be material to your business or results of operations.  Please revise to discuss the material terms of the agreements with the manufacturers and file such agreements as exhibits or advise us why you believe the company's business is not substantially dependent upon such agreements. See Item 601(b)(10) of Regulation S-K.

<u>The Wind Energy Industry, page 10</u>

5.      We will continue to monitor for the supplemental materials in response to comment 10 in our letter dated September 16, 2013.  Please note that we may have further comment.

<u>Sales, Marketing, and Distribution, page 12</u>

6.      We note your response to comment 12 in our letter dated September 13, 2013 and your response that the amendment has been revised to remove the reference pictures.  We also note that your amendment includes a picture of IKEA.  Please discuss whether you have any agreements with such company or revise to remove the picture.

7.      We note your response to comment 13 in our letter dated September 13, 2013.  Please file such distribution arrangements as exhibits to your current report or advise.

<u>NTE: Accounting comments below</u>

<u>Management's Discussion and Analysis of Financial Condition and Plan of Operations</u>

<u>Results of Operations for The Three Months Ended March 31, 2013 and 2012, page 31</u>

8.      We note your revised disclosure in response to comment 17 from our letter dated September 16, 2013.  It appears that the dollar amount of general and administrative

expenses for the period ended March 31, 2012 includes research and development expenses.  Also, it appears that the change from 2012 to 2013 represents a decrease, not an increase as stated in your disclosure.  Please revise.

9.      Related to the comment above, please clarify how the $1.5 million of expense for consultants in 2013 is reflected in the total general and administrative expense for the period of $309,196.

Results of Operations for The Years Ended December 31, 2012 and 2011, page 31

10.     Your revised disclosure for research & development and general & administrative incorrectly references the years ended December 31, 2013 and 2012.  Please revise to reflect the correct periods.

Item 4.01 Changes in Registrant's Certifying Accountant, page 43

11.     We note your revised disclosure in response to comment 24 from our letter dated September 16, 2013.  It is not clear how you have complied with our comment and reissue our comment in its entirety.  Item 304(a)(2) of Regulation S-K, which requires the disclosure of consultations during the *two most recent* fiscal years and the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Eric McPhee, Staff Accountant, at (202) 551-3693  if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief